Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

September 15, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sir/ Madame,

Re: Immediate Report – Sale of Walla Subsidiary to the Jerusalem Post

An immediate report is hereby given that on September 15, 2020, Bezeq entered into an agreement with Jerusalem Post Ltd. (the “Buyer”) for the sale of all of Bezeq’s holdings in its subsidiary, Walla! Communications Ltd. (“Walla”) in exchange for a total of NIS 65 million, of which a total of NIS 55 million is payable in cash, and the balance of NIS 10 million will be paid through Bezeq’s eligibility to receive from the Buyer and from Walla (and its related entities) advertising space for a period of up to seven years from the date of completion of the transaction.

The sale agreement included Bezeq’s obligation to indemnify the Buyer in certain circumstances.

Conclusion of the agreement is subject to the receipt of the regulatory approvals required by law and other conditions included in the sale agreement.

If and to the extent that the transaction is completed, Bezeq is expected to record a pre-tax capital gain of approximately NIS 44 million after the completion of the transaction.

This immediate report contains “forward-looking information”, within the meaning of that term under the Israeli Securities Law, 5728-1968, which are based on Bezeq’s assumptions in accordance with the data in its possession at the time of this report, and among other things, on its assessment that the sale will be completed as specified in this report. The future events described by that forward-looking information may not materialize, or may materialize differently than expected, inter alia, depending on the approval of the transaction and the receipt of the approvals for the sale required by law.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.